Attached is a copy of the Notice of the 2003 Annual General Meeting of Shareholders of Open Joint Stock Company "Vimpel-Communications." Also attached is a copy of the Voting Ballot distributed to shareholders in connection with the Annual General Meeting, which is to be held on June 27, 2003.

                                [OBJECT OMITTED]
                Open Joint Stock Company "Vimpel-Communications"


     _______________________________________________________________________



            NOTICE OF THE 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                              BASED ON 2002 RESULTS

     _______________________________________________________________________



                                  June 27, 2003
                            10:00 a.m. (Moscow time)
                         10, Ulitsa 8 Marta, Building 14
                                 Moscow, Russia

                Open Joint Stock Company "Vimpel-Communications"
             10, Ulitsa 8 Marta, Building 14, Moscow 125083, Russia

                            [OBJECT OMITTED] [GRAPHIC OMITTED]

                                                             To the shareholders
                                                     of Open Joint Stock Company
                                                         "Vimpel-Communications"


                            NOTICE ON THE CONVOCATION
                  OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
               OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                              based on 2002 results

                                                                    May 13, 2003


Dear Shareholder:

         It is a pleasure to invite you to the 2003 Annual General Meeting of Shareholders based on 2002 results ("AGM") of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company"). Pursuant to Protocol No. 6 of the Board of Directors (the "Board") of VimpelCom, dated April 30, 2003, the AGM will be held on Friday, June 27, 2003, at 10:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russia. The AGM shall be held in the form of a meeting (with voting ballot). The registration start time is 9:00 a.m., at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director. Shareholders of record as of the close of the Company's registrar's business (Moscow time) on May 12, 2003 (the "Shareholders") will be eligible to vote at the AGM on the following issues of the agenda:

     1.   Approval of the 2002 VimpelCom Annual Report;

     2. Approval of VimpelCom's accounting statements, including profit and loss statement for 2002 (prepared in accordance with Russian statutory accounting principles) (for key figures from these financials, see Attachment 1);

     3. Allocation of profits and losses resulting from 2002 operations including non-payment of dividends to holders of shares of common stock and payment of dividends to holders of shares of convertible type A preferred stock;

     4. Election of the Board of Directors (information about the candidates is provided in Attachment 2);

     5. Election of the Audit Commission (information about the candidates is provided in Attachment 3);

     6.   Approval of external auditors;

     7.   Approval of compensation to the members of the Board of Directors;

     8.   Approval of compensation to the members of the Audit Commission;

     9. Approval of a series of interested party transactions relating to debt financing of and/or leases to VimpelCom-Region; and

     10. Approval of a series of interested party transactions with KB Impuls for vendor financing.

         Enclosed is a voting ballot to be used in connection with the items below. Please see page 7 of this notice for voting information.

         Shareholders may review copies of the following documents at the offices of the CEO and General Director of the Company at 10, Ulitsa 8 Marta, Building 14, Moscow, Russia (tel. 7 095 910-5919), Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time) from the date of this notice through June 27, 2003 or at the AGM:

     o Annual report of the Company for 2002 prepared in accordance with Russian law;

     o    VimpelCom's 2002 audited accounting  statements,  including profit and
          loss  statement   (prepared  in  accordance  with  Russian   statutory
          accounting principles) audited by Intellect-Audit;

     o The conclusions of the Company's Audit Commission and Intellect-Audit, a Russian licensed auditor, based on the results of their review of the Company's 2002 accounting balance (in accordance with Russian statutory accounting principles);

     o Recommendations of the Company's Board on distribution of profits and losses as well as on the amount of dividends and the procedure of payment of dividends based on the results of the fiscal year;

     o    Written consents of the nominees to the Company's Board; and

o        Written consents of the nominees to the Company's Audit Commission.

         The Company will send its annual report containing its U.S. GAAP financials under a separate mailing to its Shareholders prior to the AGM and will make such annual report available on its web site at http://www.vimpelcom.ru.

         Set forth below is a description of each issue on which Shareholder approval is sought. The Board unanimously recommends that the Shareholders vote in favor of each item on the agenda.

                               * * * * * * * * * *



ITEM 1.  APPROVAL OF THE 2002 VIMPELCOM ANNUAL REPORT.
-----------------------------------------------------

Text of the Proposed Decision: "To approve the 2002 VimpelCom Annual Report."

Explanatory Information:

o In accordance with Russian law and VimpelCom's Charter, the annual report of a joint stock company is to be approved at the AGM.

o The annual report was approved preliminarily by the Board (Protocol No. 6 dated April 30, 2003) and has been submitted for the review and approval of the Shareholders at the AGM. Copies of the annual report prepared in accordance with Russian law are available at the offices of the CEO and General Director of the Company.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.



ITEM 2. APPROVAL OF VIMPELCOM'S ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS
--------------------------------------------------------------------------------
STATEMENT FOR 2002  (PREPARED IN ACCORDANCE  WITH RUSSIAN  STATUTORY  ACCOUNTING
--------------------------------------------------------------------------------
PRINCIPLES).
-----------

Text  of  the  Proposed  Decision:   "To  approve  VimpelCom's  2002  accounting
statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Intellect-Audit."

Explanatory Information:

o VimpelCom, as a legal entity registered under the laws of the Russian Federation, must maintain its accounts in accordance with Russian law and Russian statutory accounting principles. The annual accounting statements of VimpelCom, including its profit and loss statement (i.e., report on financial results), prepared in accordance with Russian statutory accounting principles, are subject to the approval of the AGM. In 2002, these accounting statements were audited by Intellect-Audit, a licensed Russian auditor.

o VimpelCom also prepares its accounts in accordance with U.S. GAAP to assist its Shareholders in familiarizing themselves with the Company's financial condition. The U.S. GAAP balance sheet and certain financial indicators of VimpelCom which were audited by Ernst & Young (CIS) Ltd. are included in the Company's annual report which will be sent to Shareholders under a separate mailing and posted on the Company's web site (http://www.vimpelcom.ru).

o Russian statutory accounting principles and U.S. GAAP differ. Therefore it is inevitable that there will be certain differences in the figures presented by these two different accounting methods. Set forth in
     Attachment 1 are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2002 in accordance with Russian statutory accounting principles. Copies of the complete financial statements are available at the offices of the CEO and General Director of the Company.

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.


Item 3.  ALLOCATION  OF  PROFITS  AND  LOSSES  RESULTING  FROM  2002  OPERATIONS
--------------------------------------------------------------------------------
INCLUDING  NON-PAYMENT  OF  DIVIDENDS  TO HOLDERS OF SHARES OF COMMON  STOCK AND
--------------------------------------------------------------------------------
PAYMENT OF DIVIDENDS TO HOLDERS OF SHARES OF CONVERTIBLE TYPE A PREFERRED STOCK.
-------------------------------------------------------------------------------

Text of the Proposed Decision: "To not pay annual dividends to holders of shares of Common Stock based on 2002 results; to pay annual dividends to holders of shares of Convertible Type A Preferred Stock based on 2002 results in the amount of 0.1 kopeck per share; and to invest remaining profits resulting from 2002 operating results into the business."

Explanatory Information:

o VimpelCom's Board has recommended that the Shareholders adopt a decision not to pay dividends on shares of Common Stock based on 2002 results and to invest its profits into the business.

o VimpelCom's Board has recommended that the Shareholders adopt a decision to pay dividends on shares of Convertible Type A Preferred Stock (based on 2002 results), as provided in the Charter, in the amount of 0.1 kopeck per share (in the aggregate, approximately US$207 based upon the exchange rate on April 30, 2003) (Protocol No. 6 of the Board, dated April 30, 2003). The Board believes that the best use of the Company's resources at this time would be to continue investing in the business and therefore has recommended to Shareholders to approve investing remaining profits resulting from 2002 operating results into the business.

Shareholder Approval Required: This Item 3 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.


ITEM 4.  ELECTION OF THE BOARD OF DIRECTORS.
-------------------------------------------

Text of the Proposed  Decision:  "To elect the following members to the Board of
Directors: Mikhail M. Fridman, Arve Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Alex Sozonoff, Terje Thon, Henrik Torgersen and Natalia
S. Tsukanova."

Explanatory Information:

o The Board consists of 9 directors. Members of the Board are elected for one year terms which will expire at the annual general meeting of shareholders to be held in 2004, unless the Board in its entirety is terminated prior to the expiration of its term upon a decision of the Company's shareholders.

o In accordance with Russian law and the Charter, the following candidates have been nominated for election to the Board: Mikhail M. Fridman, Arve
     Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Alex Sozonoff, Terje Thon, Henrik Torgersen and Natalia S. Tsukanova. Each of these candidates has consented, in writing, to his/her nomination to the Board of Directors. Information about the candidates for election to the Board is attached to this notice (Attachment 2).

Shareholder Approval Required: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors) and allocate this total number of votes among the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each nominee in the appropriate box on the ballot enclosed herewith. Each Shareholder is entitled to distribute this total number of votes among all or certain nominees at its discretion, provided that the sum of votes given to all the nominees may not exceed the total number of votes at such Shareholder's disposal on this Item 4. A fractional portion of a vote which resulted from multiplying the number of votes held by a holder of a fractional share, by the number of persons to be elected to the Board, may be cast for one candidate only.


ITEM 5.  ELECTION OF THE AUDIT COMMISSION.
-----------------------------------------

Text of the Proposed Decision:  "To elect the following individuals to the Audit
Commission: Alexander Gersh, Knut Giske and Nigel Robinson."

Explanatory Information:

o In accordance with Russian law and the Charter, the following candidates were nominated for election to the Audit Commission: Alexander Gersh, Knut Giske and Nigel Robinson. Each of these candidates has consented, in writing, to his nomination to the Audit Commission. Information about the candidates for election to the Audit Commission is attached to this notice (Attachment 3).

Shareholder Approval Required: This Item 5 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The CEO and General Director of the Company and members of the Board of VimpelCom who are Shareholders of the Company are not eligible to vote on this issue.


ITEM 6.  APPROVAL OF EXTERNAL AUDITORS.
--------------------------------------

Text of the Proposed Decision: "To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the firm OOO "Rosexpertiza" as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2003 results."

Explanatory Information:

o In accordance with Russian law, the review of the financial activities of a joint stock company is to be conducted by external auditors as well as the Audit Commission.

o VimpelCom maintains its accounts in accordance with Russian statutory accounting principles (its country of registration), as well as in accordance with U.S. GAAP. As a result, the Board has recommended that the Shareholders approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the Russian licensed firm OOO "Rosexpertiza" as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 6 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.


ITEM 7.  APPROVAL OF COMPENSATION TO THE MEMBERS OF THE BOARD OF DIRECTORS.
--------------------------------------------------------------------------

Text of the proposed decision: "To approve the following program of compensation for members of VimpelCom's Board of Directors:

     o    US$50,000  per year for each  independent  director and  US$20,000 per year for each director who is not independent, as well as reimbursement of any expenses incurred in connection with service on the Board;

     o for each non-employee director of VimpelCom, to establish compensation in the amount of the increased value of up to 6,000 phantom American Depositary Shares (ADSs) (based upon the closing price of an ADS of the Company quoted on the New York Stock Exchange (NYSE) on the date preceding the date of the grant of the phantom ADS and the average closing price of an ADS of the Company quoted on the NYSE for the three (3) month period immediately prior to redemption), provided that the compensation shall not exceed US$10 per ADS per year for each one-year term served by the director; provided that if a director is re-elected, he or she may choose to redeem such phantom ADSs at any time from the date of his or her re-election to the Board until the date he or she is no longer a director; provided further that the number of phantom ADSs to be granted to each member shall be set by the Board;

     o    to  approve  all  transactions   required  for  the  participation  of
          directors in the phantom ADS plan;

     o to instruct the Board to work out the detailed rules for the phantom ADS plan for directors, including the rules for calculation and payment of the compensation in accordance with the provisions of this decision;

     o to establish that this decision shall become effective from the date of its approval by the annual general meeting of shareholders; and

     o to establish that this decision shall apply to all members of the Board, including those elected (re-elected) at this annual general meeting of shareholders, until this decision is canceled or modified by a subsequent decision of the shareholders."

Explanatory Information:

o This decision replaces the decisions approved at the AGM based on the 1998 results with respect to compensation for members of the Board. By this decision, we request that the Shareholders approve an increase in the compensation of the members of the Board. In light of recent corporate governance legislative reform, the Board has recommended adjusting the Board compensation to reflect their increased responsibilities.

o All other decisions relating to compensation and reimbursement applicable to the Board which have been adopted at prior AGMs will be canceled upon the approval of this item of the agenda.

o Payments shall be made in accordance with current legislation in US dollars or in rubles at the exchange rate of the Central Bank of the Russian Federation as of the date of payment.

o This decision shall apply to all members of the Board, including those elected at this AGM, until this decision is canceled or amended by a subsequent decision of the shareholders.

Shareholder Approval Required: This Item 7 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.


ITEM 8.  APPROVAL OF COMPENSATION TO THE MEMBERS OF THE AUDIT COMMISSION.
------------------------------------------------------------------------

Text of the proposed decision: "To approve the following program of compensation for members of VimpelCom's Audit Commission: US$50,000 per year for the chairman of the Audit Commission and US$20,000 per year for each other member, as well as reimbursement of any expenses incurred in connection with service on the Audit Commission."

Explanatory Information:

o This decision replaces the decision approved at the 2000 AGM with respect to compensation for members of the Audit Commission. By this decision, we request that the Shareholders approve an increase in the compensation of the members of the Audit Commission. In light of recent corporate governance legislative reform, the Board has recommended increasing compensation of the members of the Audit Commission to reflect their increased responsibilities.

o Payments shall be made in accordance with current legislation in US dollars or in rubles at the exchange rate of the Central Bank of the Russian Federation as of the date of payment.

o This decision shall apply to all members of the VimpelCom's Audit Commission, including those elected at this AGM, until this decision is canceled or amended by a subsequent decision of the shareholders.

Shareholder Approval Required: This Item 8 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 9. APPROVAL OF A SERIES OF INTERESTED PARTY  TRANSACTIONS  RELATING TO DEBT
--------------------------------------------------------------------------------
FINANCING OF AND/OR LEASES TO VIMPELCOM-REGION.
----------------------------------------------

Text of the Proposed Decision: "To approve a series of interested party transactions to be concluded in the ordinary course of the Company's activity, pursuant to which VimpelCom will provide a combination of financing (loans and/or guarantees) and/or leases to Open Joint Stock Company "VimpelCom-Region" with maximum terms of no more than six (6) years in a total aggregate principal amount outstanding at any one time of no more than the ruble equivalent (calculated on the date of disbursing funds) of US$200 million with the specific terms and amounts to be determined by the Board of Directors of VimpelCom."

Explanatory Information:

o In accordance with Russian law, transactions between VimpelCom and its majority-owned subsidiaries may be considered "interested party transactions." VimpelCom now owns 64.99% of the voting shares of the Open Joint Stock Company "VimpelCom-Region" ("VimpelCom-Region").

o Similar to intercompany financing approved by the shareholders in 2002, VimpelCom plans to provide up to US$200 million of financing to VimpelCom-Region through a variety of means, including debt financing (both secured and unsecured loans, and/or guarantees of VimpelCom-Region debt) and leases of equipment and assets. It is anticipated that this financing will include (i) unsecured credits, and/or (ii) a combination of secured credits, guarantees of VimpelCom-Region debt and leases of equipment and assets, and/or (iii) a bridge credit facility. The terms of each of these facilities will not exceed six (6) years. Within these parameters, the Board of VimpelCom will decide the ultimate amounts and final terms of each of these facilities, depending on the needs of VimpelCom-Region and the market conditions at the time of entering into these agreements.

Shareholder Approval Required: This Item 9 requires the approval of all disinterested Shareholders owning more than 50% of the voting shares and eligible to vote on this issue. For purposes of this decision, Shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.


ITEM 10. APPROVAL OF A SERIES OF INTERESTED  PARTY  TRANSACTIONS  WITH KB IMPULS
--------------------------------------------------------------------------------
FOR VENDOR FINANCING.
--------------------

Text of the Proposed Decision: "To approve a series of interested party transactions pursuant to which VimpelCom unconditionally and irrevocably acknowledges and guarantees to Alcatel Sel AG, or to any other holder of the deferred payment notes under a vendor financing facility, or to another vendor of telecommunications equipment or financial institution providing financing of telecommunications equipment purchases, payment by its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls," of sums due under phases subsequent to Phase 25 of vendor financing granted by Alcatel Sel AG or under other financing granted by another vendor of telecommunications equipment or financial institution to Open Joint Stock Company "KB Impuls" for the supply of equipment, such guarantees to be in an aggregate amount up to the equivalent of US$100 million plus accrued interest (at a rate per annum of no more than the equivalent of LIBOR plus 3.5%) and any other amounts due under such vendor financing."

Explanatory Information:

o In accordance with Russian law, transactions between VimpelCom and its wholly-owned subsidiaries, such as Open Joint Stock Company "KB Impuls" ("KB Impuls") may be considered "interested party transactions."

o KB Impuls, the holder of our GSM-900/1800 license for the city of Moscow and the Moscow region, has been obtaining vendor financing from Alcatel since 1996. The vendor financing has been guaranteed by VimpelCom. KB Impuls would now like to obtain additional financing for telecommunications equipment from Alcatel or another vendor of telecommunications equipment or financial institution providing financing of telecommunications equipment purchases, for the continued development of its GSM-900/1800 network (and possibly for the lease or sale of a portion of this equipment to VimpelCom-Region, the holder of our GSM-900/1800 licenses for other regions of Russia) in an aggregate amount up to the equivalent of US$100 million plus accrued interest (at a rate per annum equal to no more than the equivalent of LIBOR plus 3.5%) and any other amounts due under such vendor financing, which financing must be guaranteed by VimpelCom. A guarantee by VimpelCom of KB Impuls' debt may be considered an interested party transaction under Russian law. Management believes that the terms of the financing offered to KB Impuls with such guarantee are favorable for the VimpelCom group and therefore seeks this approval which is similar to that which was approved by the Shareholders in 2002.

Shareholder Approval Required: This Item 10 requires the approval of all disinterested Shareholders owning more than 50% of the voting shares and eligible to vote on this issue. For purposes of this decision, Shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.


                               * * * * * * * * * *

     As noted above, the Board recommends that the Shareholders vote in favor of all of the items on the agenda.

     Please complete the enclosed original ballot as follows:

1. With respect to all items (except Item 4), place any sign (cross, circle) in the corresponding box of the enclosed ballot. In order for items to be approved, the specified percentage of votes of holders represented and eligible to vote is required. Accordingly, an abstention by a Shareholder that submits its ballot is equivalent to a vote against such item.

2. With respect to Item 4 (Election of the Board), cumulative voting is used. Please see the explanation on the completion of the ballot on this item in the explanatory information to Item 4 above.

3.   Your ballot must be signed by you as a shareholder of VimpelCom.

4. Either (a) bring your ballot to the AGM on June 27, 2003 or (b) return your ballot, by registered mail or in person, to the offices of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), no later than June 24, 2003. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

     Holders of ADSs should return their ballots to The Bank of New York in accordance with their instructions so that ballots are received by The Bank of New York no later than 10:00 a.m. (New York time) on June 24, 2003.

Notice of the results of the AGM will be sent to the Shareholders in accordance with the Company's Charter and Russian law.

This notice is being sent by order of the Board.



/s/ Jo Lunder

Jo Lunder
CEO and General Director

                                                                    Attachment 1
                                                                    ------------

                         RUSSIAN ACCOUNTING INFORMATION

       Set forth below are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2002 in accordance with Russian statutory accounting principles.

       Information on VimpelCom's Balance Sheet Assets and Liabilities and
                  Shareholders' Equity as of December 31, 2002
      (prepared in accordance with Russian statutory accounting principles)


             ASSETS                         LIABILITIES AND SHAREHOLDERS' EQUITY
    (in thousands of rubles)                      (in thousands of rubles)
--------------------------------------------------------------------------------

Fixed assets and other    12,773,554       Capital and reserves       14,669,313
non-current assets
--------------------------------------------------------------------------------
Current assets            21,912,865       Long-term and short-term   20,017,106
                                           liabilities
--------------------------------------------------------------------------------
Balance                   34,686,419       Balance                    34,686,419
--------------------------------------------------------------------------------


                   2002 Profit and Loss Statement of VimpelCom
      (prepared in accordance with Russian statutory accounting principles)


                                   REVENUE / PROFIT          EXPENSES / LOSS
                               (in thousands of rubles) (in thousands of rubles)
--------------------------------------------------------------------------------

Proceeds from the sale of
goods, products, works and
services (net of VAT)                   19,852,71
--------------------------------------------------------------------------------
Cost of the sale of goods,
products, works, services and
other expenditures related to
core activities                                                   17,561,958
--------------------------------------------------------------------------------
Profit from sales                        2,290,754
--------------------------------------------------------------------------------
Interest accrued and other
operational revenues and
expenditures                             4,884,538                 5,696,256
--------------------------------------------------------------------------------
Profit from financial and
economic activities                      1,479,036
--------------------------------------------------------------------------------
Other non-sale revenues
and expenditures                           824,598                 1,092,297
--------------------------------------------------------------------------------
Profit for the reporting period          1,211,337
--------------------------------------------------------------------------------
Profit tax and other
allocated funds                                                      410,047
--------------------------------------------------------------------------------
Retained earnings of the
current period                             801,290
--------------------------------------------------------------------------------

                                                                    Attachment 2
                                                                    ------------


                                   INFORMATION
                                ON THE CANDIDATES
                          TO THE BOARD OF DIRECTORS OF
                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"



Mikhail M. Fridman (38 years of age) has been a director of our Company since July 2001. Mr. Fridman currently serves as Chairman of the board of directors of Alfa Bank and as a member of the boards of directors of Alfa Finance Holdings and OJSC "TNK". Mr. Fridman is also a Chairman of the Supervisory Board of the Consortium Alfa Group. Since 1989, Mr. Fridman has taken an active part in the formation of Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited, and Medpoint Limited), Alfa-Eco Holdings Limited and ZAO Trade House Perekriostok. In 1988, Mr. Fridman co-founded "Alfa-Foto" cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at "Elektrostal" metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen (53 years of age) has served as Chief Executive Officer of Telenor Mobile and Senior Executive Vice President of Telenor since 2000. Mr. Johansen is also a Member of the board of Telenor Mobil (Norway), DTAC/UCOM (Thailand), DiGi.Com (Malaysia) and several other companies. Mr. Johansen held various positions since joining the Telenor Group in 1989, including Chief Executive Officer and a member of the corporate board of Telia-Telenor Mobile in 1999, Chief Executive Officer of Telenor International AS from 1995 to 1998, Vice President of Norsk Telekom AS from 1993 to 1994 and Vice President of TBK AS (Telenor Business Communications) from 1989 to 1992. From 1985 until 1988, Mr. Johansen served as Vice President of Ericsson (Norway), responsible for the sale and the delivery of large specialized telecommunications systems to customers worldwide. Mr. Johansen received a master's of science degree in telecommunications from the Norwegian Institute of Technology and completed the Program for Management Development at Harvard Business School.

Pavel V. Kulikov (26 years of age) has been a director of our Company since May 2002. He has served as the General Director of Alfa-Eco Telecom since 2000. Mr. Kulikov is also a member of the board of directors of our subsidiary KB Impuls. From 1998 until 2000, Mr. Kulikov served as Deputy General Director of JSC Moscow Black Iron Casting Factory. From 1997 until 1998, Mr. Kulikov served as Deputy General Director of ZAO "MSS-Start," which is now a wholly owned subsidiary of our Company and a retail dealer for mobile telecommunications companies in the Moscow license area. Mr. Kulikov graduated from Moscow State University and is currently doing postgraduate research at the Moscow State University.

Jo O. Lunder (41 years of age) has served as Chief Executive Officer of our company since April 2001 and General Director of our Company since May 2001. Mr. Lunder has served as a director of our Company since May 2002. From September 2000 until April 2001, Mr. Lunder served as our company's President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our Company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile AS. Mr. Lunder earned a bachelor's degree from Oslo Business School. Mr. Lunder also received an MBA from Henley Management College in Oxford and completed a Management Training program at IMD in Lausanne, Switzerland.

Alexey M. Reznikovich (34 years of age) has served as a director of our Company since May 2002. He has served as the General Director and member of the board of directors of "CafeMax" and "EMAX" since February 2001. From January 1996 to February 2001, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble (Italy) and Transworld (USA). Mr. Reznikovich graduated from the Economics Faculty of Moscow State University. Mr. Reznikovich also received an MBA from Georgetown University/INSEAD University in France.

Alex Sozonoff (64 years of age) currently serves on the Board of Advanced Fibre Communications, Stonesoft Corp, and the Sir Peter Ustinov Foundation. Mr. Sozonoff is also a member of several other boards in Europe and North America. Mr. Sozonoff held various positions in Hewlett-Packard for 35 years, retiring in January 2002. He continues to serve as the Senior Advisor to the CEO of Hewlett-Packard. Immediately prior to his retirement, Mr. Sozonoff served as Vice President of Customer Advocacy, responsible for raising Hewlett-Packard's overall skill in the area of relationship management. In addition, he was responsible for the Total Customer Experience for the Business Customer Organization. Mr. Sozonoff received a bachelor's degree in economics from the University of Tennessee and a degree from the Nijenrode University in Breukelen, Netherlands. He graduated from the Wharton Management Program in 1995.

Terje Thon (57 years of age) has served as a member of our board of directors since January 1999. Currently, Mr. Thon serves as the Chairman of the board of directors of the Norwegian newspaper Dagbladet AS. Mr. Thon also serves as a member of the boards of directors of Storebrand Bank ASA, Tandberg Data ASA, Comuniq AS, Sait-Stento SA and certain other private companies. From November 1994 until October 2000, Mr. Thon served as Senior Executive Vice President of Telenor AS, with responsibility for Telenor's international activities. Previously, Mr. Thon served as Deputy Managing Director of Norsk Telekom and Managing Director of TBK AS. Prior to joining Televerket/Telenor, Mr. Thon held senior management positions in the former Norwegian telecommunications group EB AS, which subsequently merged into the ABB group, and the Norwegian companies ASV and NVE. Mr. Thon received a master of science degree from the Norwegian Technical University and completed the Program for Management Development at Harvard Business School.

Henrik Torgersen (56 years of age) was appointed Executive Vice-President in Telenors management board July 1, 2000. He has also served as President of Telenor East Invest AS and Regional Director of Telenor responsible for operations in Russia and the CIS countries since November 1998. He joined Telenor as a Senior Vice President in August 1998. Prior to joining Telenor, Mr. Torgersen held a position as Associate Partner in Andersen Consulting (now - Accenture) in the area of Electronic Commerce. From 1992 to 1998, he worked with Andersen Consulting and was responsible for building and running its Foundation Software Organisation in Northern Europe. Mr. Torgersen has more than 15 years of experience as an executive in the IT industry and worked for 8 years with IBM. He holds a Masters Degree in Electrical Engineering/Cybernetics from the Technical University of Norway and has completed a Management Training program at IMD in Lausanne, Switzerland.

Natalia S. Tsukanova (36 years of age) has served as Vice President of J.P. Morgan since 1997, with responsibility for mergers and acquisitions in the area of natural resources. Prior to joining J.P. Morgan, Ms. Tsukanova worked for the State Property Management Committee of the Russian Federation and for Boston Consulting Group in London and Moscow. Ms. Tsukanova holds Ph.D. and M.A. degrees in Economics from Moscow State University and Harvard, and an MBA with honors from INSEAD University in France.

                                                                    Attachment 3
                                                                    ------------

                                   INFORMATION
                                ON THE CANDIDATES
                             TO THE AUDIT COMMISSION
               OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"


Alexander Gersh (39 years of age) is the Chief Financial Officer of NextiraOne LLC. Previously, he was the Chief Financial Officer of Transora from 2001 until 2002. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc which was one of the largest European cellular service providers and Chief Financial Officer-BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director - Europe, Middle East and Africa, and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Knut Giske (36 years of age) has been Vice President - Finance in Telenor Mobile since 2000. Prior to joining Telenor, Mr. Giske spent 9 years with Arthur Andersen & Co, as an auditor, senior auditor and then manager. Mr. Giske graduated with a B.A. from Norwegian School of Management and MBA-Finance from Northern Illinois University. Mr. Giske is a Certified Public Accountant (NHH,
1994).

Nigel J. Robinson (35 years of age) has been a member of the Company's audit commission since July 2001. Mr. Robinson has been the Director of Corporate
Development Finance and Control of Alfa Group since January 2000 and is responsible for overseeing the financial control and corporate governance structures of Alfa Group's holding company and its subsidiary structures. Mr. Robinson serves on the Supervisory Board of the Consortium Alfa Group and on the supervisory boards of three of Alfa Group's major subsidiary structures. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm's audit and business advisory group: four years in the firm's Moscow office and two years as a senior manager responsible in the firm's St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touch Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.